Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Connect Biopharma Holdings Limited

(Name of Issuer)

Ordinary shares, par value $0.000174 per share

(Title of Class of Securities)

207523101**

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

There is no CUSIP number assigned to the Ordinary Shares of the Issuer (“Ordinary Shares”). CUSIP number 207523101 has been assigned to the American Depositary Shares of the Issuer (“ADSs”). Each ADS represents one Ordinary Share.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 207523101	Schedule 13G	Page 1 of 6

1	Names of Reporting Persons BioFortune Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 5,948,929
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,948,929
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,948,929
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 10.8%
12	Type of Reporting Person CO

CUSIP No. 207523101	Schedule 13G	Page 2 of 6

1	Names of Reporting Persons Wubin Pan
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 123,080
	6	Shared Voting Power 5,993,311
	7	Sole Dispositive Power 123,080
	8	Shared Dispositive Power 5,993,311
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,116,391
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 11.1%
12	Type of Reporting Person IN

CUSIP No. 207523101	Schedule 13G	Page 3 of 6

ITEM 1. (a)	Name of Issuer:

Connect Biopharma Holdings Limited (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

Science and Technology Park, East R&D Building, 3rd Floor, 6 Beijing West Road, Taicang, Jiangsu, China 215400

ITEM 2. (a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

BioFortune Inc.

Wubin Pan

(b)	Address or Principal Business Office:

The business address of the Reporting Persons is c/o BioFortune Inc., Coastal Building, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.

(c)	Citizenship of each Reporting Person is:

BioFortune Inc. is organized under the laws of the British Virgin Islands. Wubin Pan is a citizen of Canada.

(d)	Title of Class of Securities:

Ordinary Shares, par value $0.000174 per share. The Ordinary Shares are sold on the U.S. market as ADSs, each of which represents one Ordinary Share.

(e)	CUSIP Number:

207523101

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

CUSIP No. 207523101	Schedule 13G	Page 4 of 6

The ownership information presented below represents beneficial ownership of Ordinary Shares as of December 31, 2021. The percentage calculation is based upon 55,076,319 Ordinary Shares outstanding as of December 31, 2021.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
BioFortune Inc.	5,948,929	10.8%	0	5,948,929	0	5,948,929
Wubin Pan	6,116,391	11.1%	123,080	5,993,311	123,080	5,993,311

Mr. Pan is the beneficial owner of 6,116,391 Ordinary Shares, which consists of (i) 5,948,929 Ordinary Shares held of record by BioFortune Inc.; (ii) 123,080 Ordinary Shares underlying stock options held of record by Mr. Pan that are exercisable as of March 1, 2022; (iii) 39,382 Ordinary Shares held of record by Mr. Pan’s spouse; and (iv) 5,000 Ordinary Shares held of record by Mr. Pan’s sister. Mr. Pan is the sole shareholder of BioFortune Inc. As a result, Mr. Pan may be deemed to share beneficial ownership over the securities held of record by BioFortune Inc.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 207523101	Schedule 13G	Page 5 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 25, 2022

BioFortune Inc.

By:	/s/ Wubin Pan
Name:	Wubin Pan
Title:	Director

Wubin Pan

/s/ Wubin Pan

CUSIP No. 207523101	Schedule 13G	Page 6 of 6

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.